UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Delta Apparel, Inc.
(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

247368103

(CUSIP Number)

Forager Fund, L.P.

Attn: Edward Kissel

2025 3rd Ave. N, Suite 350

Birmingham, AL 35203

205-383-4763

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247368103	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons Forager Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 343,857
	8.	Shared Voting Power
	9.	Sole Dispositive Power 343,857
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,857
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 247368103	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons Forager Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 343,957
	8.	Shared Voting Power
	9.	Sole Dispositive Power 343,957
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 247368103	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons Edward Kissel
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 343,957
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 343,957

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 247368103	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons Robert MacArthur
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 343,957
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 343,957

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 247368103	13D	Page 6 of 8 Pages

1.	Names of Reporting Persons Timothy Brog
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,100
	8.	Shared Voting Power
	9.	Sole Dispositive Power 51,100
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 247368103	Page 7 of 8 Pages

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Delta Apparel, Inc., a Georgia corporation (the “Issuer”), filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog (collectively, the “Reporting Persons”) on October 10, 2023 (such joint statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Item 4 of the Schedule 13D shall hereby be amended by inserting the following new paragraph after the second paragraph:

On October 11, 2023, the GP sent a letter to the Issuer setting forth its intention to nominate four directors for election at the Issuer’s 2024 annual meeting of shareholders of the Issuer (the “Annual Meeting”) and serving as a notice of nomination in accordance with the Issuer’s bylaws and Rule 14a-19(b) under the Securities Exchange Act of 1934, as amended. In the letter, the GP nominated, and notified the Issuer of the GP’s intent to nominate, David Berry, Matthew Dickman, Timothy Brog, and Susan Westphal as nominees for election to the Issuer’s board of directors at the Annual Meeting.

2. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 247368103	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 13, 2023

FORAGER FUND, LP

By:	Forager Capital Management, LLC,
its General Partner

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

FORAGER CAPITAL MANAGEMENT, LLC

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

ROBERT MACARTHUR

/s/ Robert MacArthur

EDWARD KISSEL

/s/ Edward Kissel

TIMOTHY BROG

/s/ Timothy Brog